Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

GOLD ROYALTY CORP.
1830-1188 West Georgia Street
Vancouver, British Columbia V6E 4A2

2.	Date of Material Change:

The material change described in this report occurred on December 12, 2025.

3.	News Release:

On December 12, 2025, Gold Royalty Corp. (the “Company”) issued a news release through the facilities of Canada Newswire, a copy of which has been filed on SEDAR+.

4.	Summary of Material Change:

On December 12, 2025, the Company completed its acquisition of existing royalties (the “Royalties”) on the Pedra Branca copper and gold mine from BlackRock World Mining Trust plc (“BlackRock”) for US$70,000,000 cash (the “Transaction”).

5.	Full Description of Material Change:

On December 12, 2025, the Company completed its previously announced acquisition of the Royalties from BlackRock for US$70,000,000. The Transaction was completed pursuant to a royalty purchase agreement dated December 8, 2025.

The Royalties consist of a 25% net smelter return on gold and a 2% net smelter return on copper and other products produced from the Pedra Branca mine, comprising the Pedra Branca West and Pedra Branca East areas, and the former Antas North mine which has been fully depleted.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Andrew Gubbels
Chief Financial Officer
Telephone: (604) 396-3066

9.	Date of Report:

December 12, 2025